UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-16121

VIASYS Healthcare Inc.
(Exact name of registrant as specified in its charter)

227 Washington Street, Suite 200

Conshohocken, Pennsylvania  19428

(610) 862-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:    1    holder(s) of record

Pursuant to the requirements of the Securities Exchange Act of 1934, VIASYS Healthcare Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2007

VIASYS Healthcare Inc.

By:	/s/ Matthew M. Bennett
Name:	Matthew M. Bennett
Title:	Executive Vice President, Legal, Business Development and Regulatory and Quality Affairs, and Secretary